November 3, 2017

Re:	GeoPark Limited Form 20-F for the Fiscal Year Ended December 31, 2016 Filed April 11, 2017 File No. 001-36298

Mr. Brad Skinner

Office of Natural Resources
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Skinner,

GeoPark Limited (the “Company”) received the Staff’s comment letter dated October 23, 2017 (the “Comment Letter”), relating to the above referenced Form 20-F. The comment letter requests a response within ten business days, or November 6, 2017. The Company respectfully requests a ten business day extension of time in which to respond and anticipates submitting its response on or before November 20, 2017.

The Comment Letter requests additional disclosure relating to the Company’s oil and gas reserves, which involves input from the Company’s senior management, its independent reserves engineering firm, DeGolyer and MacNaughton, and its internal and external legal teams. We believe it will be impractical for the Company to receive meaningful input from the various constituencies whose views need to be considered prior to November 6, 2017.

Accordingly, we respectfully request that the Staff grant the request to permit the Company to respond to the Comment Letter on or before November 20, 2017.

Please do not hesitate to contact me at +54-11-4312-9400 or aocampo@geo-park.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours /s/ Andrés Ocampo

Andrés Ocampo Chief Financial Officer GeoPark Limited

cc:	Via E-mail Maurice Blanco, Davis Polk & Wardwell LLP Yasin Keshvargar, Davis Polk & Wardwell LLP Ezequiel Mirazon, Price Waterhouse & Co. S.R.L., Argentina German Moss, DeGolyer and MacNaughton